SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : [redacted]

03045374

28 November 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

RECEIVED
DEC 31 2003
181

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Monica Poh (Ms)
Senior Legal Counsel

Encs.

MASNET No. 28 OF 27.11.2003
Announcement No. 28

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding Of Director Of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	26/11/2003
Date of change of interest:	26/11/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(20,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.80
No. of shares held before the transaction: **% of issued share capital:**	174,760
No. of shares held after the transaction: **% of issued share capital:**	154,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,540	174,760
No. of shares held after the transaction: **% of issued share capital:**	1,540	154,760
Total shares:	1,540	154,760

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 27/11/2003 to the SGX

SEC File No: 82-3622

MASNET No. 27 OF 27.11.2003
Announcement No. 27

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding Of Director Of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	26/11/2003
Date of change of interest:	26/11/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	70,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held before the transaction: **% of issued share capital:**	104,760
No. of shares held after the transaction: **% of issued share capital:**	174,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,540	104,760
No. of shares held after the transaction: **% of issued share capital:**	1,540	174,760
Total shares:	1,540	174,760

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 27/11/2003 to the SGX

SEC File No: 82-3622

MASNET No. 20 OF 26.11.2003
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel first in the world to offer IP VPN services to Vietnam

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR26Nov03.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 26/11/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel first in the world to offer IP VPN services to Vietnam

Singapore, 26 November 2003 – Singapore Telecommunications Limited (SingTel) announced today that its corporate customers can now enjoy yet another reliable and cost effective service to meet their growing business communications needs to Vietnam.

SingTel, together with Vietnam Datacommunications Company (VDC), the data services arm of Vietnam Posts and Telecommunications (VNPT), is offering Internet Protocol Virtual Private Network (IP VPN) services to corporate customers with operations in Vietnam.

SingTel is the first foreign carrier to offer such a service, which allows customers to be connected to VDC's domestic nation-wide IP network. This one-stop service allows customers to enjoy seamless IP connections from Singapore and all major cities in the world into, across and out of Vietnam.

Mr Hoang Minh Cuong, VDC's Deputy Director, said: "We are very pleased to partner SingTel. VDC is now able to extend the coverage of our International VPN/VNN Services by riding on SingTel's global IP VPN network. With this agreement, our customers will be provided with one-stop shop service to 15 countries and beyond."

Mr Thomas Yeo, SingTel's Vice President (Corporate Business Marketing), said: "As companies continue to invest in opportunities in the growing Vietnam market, there is an increasing need for flexible and cost efficient solutions for data connections and delivery, including intra-organisation communications. With SingTel, our customers are always assured of their connectivity needs and need not look any further."

SingTel's global IP VPN service, *ConnectPlus IP VPN*, is supported by an extensive network of submarine cable systems and satellites. The seamless service, based on Multi-Protocol Label Switching (MPLS) technology, offers high security and allows customers to prioritise data traffic using different classes of service.

Mr Yeo said that Vietnam has always been on SingTel's global product-offering radar. "SingTel is pleased to partner VDC and be the first foreign carrier to offer IP VPN services into and out of Vietnam.

"We understand our customers' needs and the extension of SingTel's *ConnectPlus IP VPN* footprint to include the emerging economy of Vietnam is certainly good news to our existing and potential customers who have operations there," he said.

In July 2000, SingTel became the first foreign operator to offer International Frame Relay service to Vietnam in partnership with VDC. SingTel has enjoyed a close working relationship with VNPT and VDC. The strong partnership has also resulted in joint projects that include the first direct Vietnam-Singapore Submarine Fibre Cable Link commissioned in March 2000.

SingTel opened its first representative office in Vietnam in 1998 and has presence in both Hanoi and Ho Chi Minh City today.

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About VDC

Established in 1989, Vietnam Datacommunication Company (VDC), a state owned company under the Vietnam Post and Telecommunication Corporation (VNPT), is a leading company in the field of information technology in Vietnam. VDC operates in the fields of internet and data communication with its main products and services such as: Vietpac, Frame Relay, VNN/ Internet, Contents and online services; VoIP services – Call 171 (postpaid) and Call 1717 (prepaid) etc. Some of VDC's customers include the Vietnam Railway Corporations and the Ministry of Foreign Affairs.

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 41 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.
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